December 29, 2010

Correspondence via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-6010
Attn: Jay Williamson

RE:	Vlov, Inc.
Amendment to Registration Statement on Form S-1
Filed October 27, 2010
File No. 333-163803
Form 10-K/A for the Fiscal Year Ended
December 31, 2009
Filed October 27, 2010
File No. 000-53155

Dear Mr. Williamson:

On behalf of Vlov, Inc.  (the “Company” or “Vlov”), set forth below are the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated November 12, 2010.  We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response.  References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

Form S-1, filed October 27, 2010

1.
We note your response to prior comment two from our letter dated September 20, 2010. Advise us if the revised opinion from PRC counsel filed as Exhibit 99 will be the basis for the statements regarding “no impact” from current Chinese regulations.

Response: The revised opinion from PRC counsel will contain a legal discussion that forms the basis for the Company’s statement that Chinese regulations concerning foreign ownership of Chinese domestic companies should have no impact on the proposed transfer of Yinglin Jinduren’s business to, and the conduct of such business by, China Dong Rong because there are no restrictions or prohibitions against wholly foreign owned enterprises like China Dong Rong from operating clothing manufacturing and sales businesses in China.

2.
In this regard, as Mr. Wu appears to control both entities, it is unclear what factors will determine the timing of the transfer. With a view to disclosure, advise us if you intend to rescind or otherwise exit from some or all of the contractual arrangements at the time of or after the transfer, given the statement that the transfer would confer “direct control over our operating assets, which we currently control through the contractual arrangements.”

Response: The Company intends to exit from all of the contractual arrangements at the time or immediately after business operations currently conducted by Yinglin Jinduren are transferred to China Dong Rong (the “Transfer”) which would result in the Company obtaining direct control over the Company’s operating assets.  The Company is currently working with the PRC authorities to complete the Transfer and it anticipates completion of the Transfer during the first quarter in 2011.  Additional disclosures describing both the timing and anticipated completion of the Transfer and the Company’s intent to exit the contractual arrangements upon completion of the Transfer have been added on pages 1 and 31 of Amendment No. 4 to our Registration Statement on Form S-1 (the “Form S-1/A4”) and on pages 6 and 33 of Amendment No. 2 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 (the “Form 10-K/A2”).

Business, page 28

3.	Please revise to briefly describe your product design process and capabilities.

Response: We have added the following language to our business section on page 29 of the Form S-1/A4 and page 4 of the Form 10-K/A2:

“Presently, we employ five (5) designers. Our designers typically have a degree in fashion as well as other industry experience. Our designers are responsible for creating fall fashions and spring fashions for our various branded lines including, Richard Wu, VLOV and V9. After identifying our top sales products from the prior seasons, we review global fashion trends especially in Europe and Asia. Then we decide on the overall theme, colors and materials to be used for our products. Our designers then create sketches via Computer Aided Design (CAD) drawings. Our technicians then prepare samples according to the designs. After creating samples, these are inspected, amended, reviewed and/or approved by our head designer and, ultimately, by our CEO and Chairman, Mr. Wu. Clothing samples are then made from these designs and shown to our distributors. Our distributors then order products from these samples.”

Certain Relationships and Related Party Transactions, page 57

4.	We note your response to prior comment 13 from our letter dated September 20, 2010. Please provide the disclosure required by Item 404(c)(1)(ii), or advise.

Response: The Company has provided the following additional disclosure required under Item 404(c)(1)(ii) on page 60 of the Form S-1/A4 and page 51 of the Form 10-K/A2 regarding assets in the form of advanced funds that were provided by MMH to the Company and which funds the Company used to fund its operations prior to the closing of the Exchange Transaction:

“In addition to the above-described Bridge Loan transaction, MMH also advanced $26,238 that was used for working capital of the Company’s predecessor business prior to the closing of the Exchange Transaction.  These advanced funds were unsecured, non-interest bearing, and due on demand.  These advanced funds were repaid back to MMH prior to the closing of the Exchange Transaction.”

Financial Statements for the Quarter Ended June 30, 2010

Notes to Consolidated Financial Statements, page F-6

5.
We note the expense reimbursement arrangements under Section V of your Distribution Agreements filed as Exhibits 10.21, 10.22, 10.23, and 10.24 to your Form S-1/A3. Please revise to include footnote disclosure of your commitments under the terms of these agreements, including a description of the variable nature of your support percentage based on your distributor’s total purchases and payments.

Response: Historically, the amount of advertising subsidy expense has not been significant (under 5% of selling expenses) and these costs have not risen above this level. For the years ending December 31, 2009 and 2008, the amounts of advertising subsidy expense, which is being provided to the Staff on a supplemental basis and is not included in our added language for page F-10 stated below, were $188,000 and $157,000, respectively. If the amount of advertising subsidy expense does become more significant in the future, we will further revise our disclosures. To further describe the subsidy, we have added the language below.  We have added language on page F-10 of the Form S-1/A4 as to the agreements as follows:

Three and nine months ended September 30, 2010 and 2009.

Advertising subsidy expense are costs that are reimbursed by the Company to a distributor primarily for display structures and large-scaled outdoor advertisings if the distributor makes a certain amount of purchases from the Company.  The reimbursement amounts and purchase level requirements vary contractually with each Distributor.

(7) Related Party Transactions, page F-14

6.
We note in your response to comment 15 of our letter dated September 20, 2010 that you paid the $17,500 to your CFO on July 14, 2010. Please tell us the line item on your June 30, 2010 balance sheet where this accrued fee payable to your CFO was included, and further revise your related party footnote to also include disclosure of this cash fee payable pursuant to the April 27, 2010 Loanout Agreement.

Response: The prorated amount of $12 thousand due to Mr. Tchaikovsky has been reclassified as an amount due to a director from accrued liabilities on the financial statements for the three and six months ended June 30, 2010 and is classified accordingly on page 16 of our Amendment No. 2 to our quarterly report on Form 10-Q for the quarter ended June 30, 2010.

Exhibits

Exhibit 10.21

7.
We note that several sections of your agreement do not appear to have been filed in and appear to contain blanks, such as paragraph 1 under Article II. This comment also appears applicable to exhibit 10.24. Please advise.

Response: Each of the blank lines in the agreements attached to the Form S-1/A3  as Exhibits 10.21, 10.22, 10.23 and 10.24 with a “———-“ above the blank line denote a blank line that was deliberately crossed out by the parties in the original Chinese language version of the agreement because the information that would have been filled into those blanks was deemed not required or not applicable by the parties.  For example in paragraph 1 of Article II of Exhibit 10.21, in which the sentence states: “From the execution date of this agreement, Party B shall pay a good faith deposit of RMB ———- to Party A as follows: a single payment of RMB ——— within three days from the execution date of this agreement”, the blank was deliberately crossed out by placing the “———-“ because the parties agreed that no good faith deposit would be required under the agreement.

8.
We note the provisions regarding yearly performance and other items in section V of Exhibit 10.21. With a view to clarifying disclosure, advise us why you do not address these provisions in your Business or Management’s Discussion and Analysis, as applicable.

Response: Given that the amounts of advertising subsidy expense are relatively insignificant (under 10%) to the total amount of advertising expenses to date, we do not address this in our analysis of the changes in advertising expenses. However, if these amounts grow greater over time, we intended to include such discussion in the overall fluctuation analysis.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2009

9.
We note your amended Form 10-K with respect to Items 9A, 10, and 15. However, it is unclear how you considered comments from our letters dated June 21, 2010 and September 20, 2010. For example, comments in those letters regarding Items 101, 303, 401, 402, and 404 of Regulation S-K appear to be applicable to your Form 10-K. Please revise or advise.

Response:  The Company has filed Form 10-K/A2 Annual Report concurrently with Form S-1/A4, which include the revisions made to the registration statement that were applicable to the Form 10-K.

Amendment No. 1 to Form 10-Q for the Fiscal Quarter Ended March 31, 2010

Notes to Consolidated Financial Statements, page F-4

(13) Earnings Per Share, page F-14

10.	We note the revisions to your March 31, 2010 financial statements in response to comments 16 and 17 of our letter dated September 20, 2010. Please address the following:

a.
Reconcile the 17,384,002 diluted weighted average shares as originally filed on page F-17 to the 17,263,035 diluted weighted average shares disclosed on page F-14 of your March 31, 2010 Form 10-Q filed on May 17, 2010 or revise as necessary; and

Response: The number of 17,384,002 “as originally filed” is the number of shares originally reported for the three months ended June 30, 2010 in our Form 10-Q, filed on August 19, 2010.  We will correct this on any prospective financial statements that incorporate our results for the three months ended March 31, 2010.

b.	Explain to us what the increase in dilutive potential common shares for the warrants from 595,080 (page F-14 of your initial filing) to 595,893 for the three months ended March 31, 2010 represents.

Response: The correct number is 595,893. The 813 share increase simply reflects a correction made in computing the dilutive effect of the warrants under the treasury stock method. We will correct this on any future financial statements that incorporate our results for the three months ended March 31, 2010.

Amendment No. 1 to Form 10-Q for the Fiscal Quarter Ended June 30, 2010

Notes to Consolidated Financial Statements, page 8

(12) Earnings Per Share, page 18

11.	We note the revisions to your June 30, 2010 financial statements in response to comments 16 and 17 of our letter dated September 20, 2010. Please advise us of the following:

a.	Reconcile the 20,707,619 diluted weighted average shares on page five to the 20,070,619 dilute weighted average shares on page 22 or revise as necessary.

Response: The correct number is 20,070,619.  The number on page 5 was inadvertently transposed as 20,707,619 and has been corrected.  The EPS amount was previously calculated correctly as $0.28 and did not require revision. We are filing an Amendment No. 2 to our quarterly report on Form 10-Q (“June 30 Form 10Q/A2”) for the three and six months ended June 30, 2010 with the corrected amount.

b.
Reconcile the 16,856,357 diluted weighted average shares for the six months ended June 30, 2010 as originally filed on page 22 to the 17,197,674 diluted weighted average shares for the six months ended June 30, 2010 disclosed on page five of your Form 10-Q filed on August 19, 2010 or revise as necessary; and

Response: The number of 16,856,357 “as originally filed” was the number of shares included in the calculation of basic EPS, rather than the number of shares originally included in the calculation of diluted EPS, which was 17,197,674.  We have further expanded our restatement tables on pages 22-23 of our June 30 Form 10-Q/A2 to reconcile the share amounts as originally reported to the share amounts reported in our June 30 Form 10-Q/A2.

c.
Explain to us what the increase in dilutive potential common shares for the warrants from 341,317 (page 19 of your initial filing) to 603,543 and 599,735 for the three and six months ended June 30, 2010, respectively, represents.

Response: The Company previously computed the dilutive potential common shares based on the incremental number of shares the Company would issue at the end of the period if the holder were to perform a cashless exercise.  The corrected number of shares reflects the application of the treasury stock method, based on the average market price for the three and six month periods. We have added this explanation to our restatement paragraph on page 22 of our June 30 Form 10-Q/A2.

Please also make conforming changes to the June 30, 2010 financial statements and related footnotes filed with your Form S-1/A3, as necessary.

Response:  The Company has made conforming changes in the September 30, 2010 financial statements and related footnotes filed with its Form S-1/A4.

Other

12.
We reissue prior comment 24 from our letter dated September 20, 2010. It does not appear that you have updated all of your director biographies to provide the information contemplated by Item 401(e) of Regulation S-K and SEC Release No. 33-9089 (Dec. 16, 2009). Please revise or advise.

Response:  The Company has revised all of the director biographies to provide the information contemplated by Item 401(e) of Regulation S-K and SEC Release No. 33-9089 on pages 54-55 of the Form S-1/A4 and on page 43-44 of the Form 10-K/A2.

*     *     *     *     *

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff.  Please do not hesitate to contact the undersigned by telephone at (424) 239-1890, or by facsimile at (424) 239-1882.

Very truly yours,

LKP GLOBAL LAW, LLP

/s/ Dominador Tolentino
Dominador Tolentino, Esq.